Date: May 24, 2021

To:	IAMGOLD Corporation	From: National Bank of Canada
Attn:	Treasury Department	1155 Metcalfe Street, 19th Floor
E-mail:	REDACTED	Montreal, QC H3B 4S9
Tel:	416-933-4951	Tel: 514-412-3260
Fax:	416-360-4749

Re: Bullion Swap Transaction - Cash Settled

Our Reference Number: REDACTED

Please sign and return all pages of this Confirmation to the following e-mail within two (2) Business Days from receipt E-mail at: ConfirmationsOTCCommodities@bnc.ca

Dear Sir/Madam:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2005 ISDA Commodity Definitions (the "Commodity Definitions") (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to the ISDA Master Agreement dated as of May 27, 2009, as amended and supplemented from time to time (the "Agreement"), between IAMGOLD Corporation ("Counterparty") and National Bank of Canada ("NBC"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

1. General Terms:

Trade Date:	May 24, 2021

Effective Date:	January 23, 2024

Termination Date:	December 19, 2024

Purchaser of Bullion:	Counterparty

Seller of Bullion:	NBC

Bullion:	Gold

Total Notional Quantity:	100,000 Ounces

Notional Quantity per Calculation Period:	As per Annex 1

Payment Date(s):	As per Annex 1, subject to Following Business Day Convention.

Business Day:	Bullion Business Days

Settlement:	Cash Settlement

Fixed Amount Details:

Fixed Price Payer:	Counterparty

Fixed Price:	USD 1,700.00 per Ounce

Floating Amount Details:

Floating Price Payer:	NBC

Floating Price:	The Commodity Reference Price on the Swap Pricing Date as specified in the Annex 1

Swap Pricing Date:	The Bullion Business Day specified in the Annex 1

Commodity Reference Price:	GOLD-LBMA PRICE-PM which means that the price for a Pricing Date will be that day's afternoon London Gold price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. Dollars, as calculated and administered by independent service provider(s), pursuant to an agreement with the LBMA, and published by the LBMA on its website at www.lbma.org.uk that displays prices effective on that Pricing Date.

Specified Price:	The afternoon fixing.

2. Additional Provisions:

Upon the occurrence of an Event of Default or a Termination Event, and after giving effect to any applicable provision, disruption fallback or remedy specified in, or pursuant to, this Confirmation or elsewhere in the Agreement, if a party hereto has acquired the right to terminate the Transaction and acts upon such right by designating an Early Termination Date, it must also terminate the Bullion Transaction - Settlement by Delivery (Our ref. no REDACTED) as modified or amended from time to time. For avoidance of doubt, this Transaction cannot be terminated without causing the Bullion Transaction - Settlement by Delivery to be terminated as well.

3. Calculation Agent:	NBC

4. Account Details:

Payments to NBC:

Account for Payments:
in USD:

As per Standard Settlement Instructions

Payments to Counterparty:

Account for Payments: (To be provided separately)

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation Agreement (Reference Number: REDACTED) and returning it to us.

Please contact us immediately at (514) 412-3260 or by e-mail (ConfirmationsOTCCommodities@bnc.ca) if the terms and conditions of this Confirmation are not in accordance with your understanding of our agreement.

National Bank of Canada	IAMGOLD Corporation

By: (signed) "Alexandra Corcuera"			(signed) "Jeff Cheah"
By: _______________________________
______________________________		Name:	Jeff Cheah
Name:	Alexandra Corcuera	Title:
Treasury
Title:	Senior Analyst
By: (signed) "Martha Guevara"			(signed) "Daniella Dimitrov"
By: _______________________________
______________________________		Name:	Daniella Dimitrov
Name:	Martha Guevara	Title:	Executive Vice President and CFO
Title:	Advisor

Annex 1

Payment Date	Swap Pricing Date	Notional Quantity per Calculation Period (Number of Ounces)
25-Jan-24	23-Jan-24	8,335
26-Feb-24	22-Feb-24	8,334
25-Mar-24	21-Mar-24	8,334
25-Apr-24	23-Apr-24	8,333
28-May-24	23-May-24	8,333
24-Jun-24	20-Jun-24	8,333
25-Jul-24	23-Jul-24	8,333
26-Aug-24	22-Aug-24	8,333
25-Sep-24	23-Sep-24	8,333
25-Oct-24	23-Oct-24	8,333
25-Nov-24	21-Nov-24	8,333
23-Dec-24	19-Dec-24	8,333